APYX MEDICAL CORPORATION

5115 Ulmerton Road

Clearwater, Florida 33760

December 12, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549

Re:	Apyx Medical Corporation Registration Statement on Form S-3 File No. 333-291865 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Apyx Medical Corporation hereby requests the acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-291865) so that it will become effective on Tuesday, December 16, 2025, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable.

Please call Adam Silvers or Dominick Ragno of Ruskin Moscou Faltischek P.C. at (516) 663-6600 to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

Apyx Medical Corporation

By:	/s/ Matt Hill
Matt Hill, Chief Financial Officer

cc:	Adam Silvers, Ruskin Moscou Faltischek P.C.
Dominick Ragno, Ruskin Moscou Faltischek P.C.